UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

TWINLAB CONSOLIDATED HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

901773101

(CUSIP Number)

Capstone Financial Group, Inc.

2600 Michelson Drive Suite 700

Irvine, CA 92612

Attn: Darin R. Pastor

Telephone (866) 798-4478

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications)

September 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901773101	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Capstone Financial Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 94,293,819*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 94,293,819*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,293,819* Shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%
14.	TYPE OF REPORTING PERSON (see instructions) CO
* The aggregate number of shares to which the Schedule 13D relates includes options for the purchase of 8,743,000 currently-outstanding shares of common stock, Series A Warrants to purchase 52,631,579 shares of common stock and Series B Warrants to purchase 22,368,421 shares of common stock of the Issuer held by the Reporting Person.

CUSIP No. 901773101	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Darin R. Pastor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 94,293,819*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 94,293,819*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,293,819* Shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN
* The aggregate number of shares to which the Schedule 13D relates includes options for the purchase of 8,743,000 currently-outstanding shares of common stock, Series A Warrants to purchase 52,631,579 shares of common stock and Series B Warrants to purchase 22,368,421 shares of common stock of the Issuer held by the Reporting Person.

CUSIP No. 901773101	13D	Page 4 of 6 Pages

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Twinlab Consolidated Holdings, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices at 632 Broadway, New York, New York 10012.

Item 2.  Identity and Background

(a)	This Schedule 13D is being filed by Capstone Financial Group, Inc., a Nevada corporation (“CAPP”) and Darin R. Pastor (“Mr. Pastor”) (collectively, the “Reporting Persons”). CAPP is a Nevada corporation.

Mr. Pastor is Chief Executive Officer, Secretary, Treasurer, a Director, and 74.5% controlling shareholder of CAPP.

CAPP is a holding company. CAPP uses its own capital to acquire the outstanding stock of other companies.

The address of the principal business of CAPP is 2600 Michelson Drive, Suite 700, Irvine, CA 92612.

CAPP has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(b)	The business address of Mr. Pastor is 2600 Michelson Drive, Suite 700, Irvine, CA 92612.

(c)	Mr. Pastor is the chief executive officer of CAPP.

(d)-(e)	Mr. Pastor has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f)	Mr. Pastor is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On August 1, 2014, CAPP purchased 10,987,500 (219,750 pre 50 to 1 forward split effectuated on August 28, 2014) shares of the Issuer’s Common Stock in private transactions from 25 shareholders, for total consideration of $3,296.25 all of which was paid in cash from CAPP’s working capital.

Additionally, on August 1, 2014, CAPP purchased options to purchase 8,743,000 (174,860 pre 50 to 1 forward split) currently-outstanding shares of the Issuer’s Common Stock (collectively, the “Stock Option”) in a private transaction, for total consideration of $2,623, all of which was paid in cash from CAPP’s working capital. The Stock Option is exercisable at $0.0001 ($0.005 pre forward split) per share and expires on August 5, 2015.

On September 30, 2014, the Issuer issued a Series A Warrant to CAPP to purchase up to 52,631,579 shares of the Issuer’s Common Stock at an exercise price of $0.76 per share (the “First Warrant”). The First Warrant is exercisable from October 1, 2014 through October 31, 2017. The First Warrant provides for equitable adjustments in the event of a stock split, stock dividend, reclassification, consolidation or merger. The Issuer has agreed with CAPP that if the Issuer issues a security (i) exercisable or exchangeable for or (ii) convertible into shares of Common Stock at a date after October 1, 2014 and such security provides for anti-dilution protection, the shares of Common Stock issuable under the First Warrant shall enjoy the same anti-dilution protection as that first issued security.

The Issuer also issued a Series B Warrant to CAPP on September 30, 2014. Pursuant to the Second Warrant, CAPP has the right to purchase up to 22,368,421 shares of Common Stock at an exercise price of $0.76 per share (the “Second Warrant”). The Second Warrant is exercisable from October 1, 2014 through October 31, 2017. The Second Warrant provides for equitable adjustments in the event of a stock split, stock dividend, reclassification, consolidation or merger. The Issuer has agreed with CAPP that if the Issuer issues a security (i) exercisable or exchangeable for or (ii) convertible into shares of Common Stock at a date after October 1, 2014 and such security provides for anti-dilution protection, the shares of Common Stock issuable under the Second Warrant shall enjoy the same anti-dilution protection as that first issued security.

The Issuer and CAPP entered into a Common Stock Put Agreement, dated as of September 30, 2014, as amended on December 15, 2014 (the “Put Agreement”). Pursuant to the Put Agreement, CAPP indicated its intent to exercise the First Warrant at a rate of no less than 1,461,988 shares of Common Stock (“the Minimum Amount”) per month over the term of the First Warrant (the “Minimum Rate”). In the event that CAPP does not exercise the First Warrant by February 16, 2015 or any subsequent monthly Periodic Exercise Date (as defined in the Put Agreement) such that as of the applicable Exercise Date, CAPP’s cumulative purchases of Common Stock pursuant to the First Warrant has not been at a rate that is equal to or in excess of the Minimum Rate, then the Issuer has the right to notify CAPP not earlier than 30 days and not later than 40 days after the applicable Exercise Date of the Issuer’s exercise of its put rights under the Put Agreement (the “Put Notice”). Upon receipt of the Put Notice, CAPP is required to exercise the First Warrant to (i) purchase the Minimum Amount by a date identified in the Put Notice that is no earlier than 10 days after and no later than 30 days after the date of the Put Notice (the “Put Date”), or if CAPP has previously exercised the First Warrant to an extent, then such lesser amount of Common Stock as would, if purchased as of the applicable Exercise Date, have made CAPP’s purchases of Common Stock pursuant to the First Warrant as of such Exercise Date equal to the Minimum Rate (the “Initial Mandatory Purchase”), and (ii) purchase by a date that is no later than each subsequent Periodic Exercise Date an amount of Common Stock such that as of each such Periodic Exercise Date, CAPP’s cumulative purchases of Common Stock pursuant to the First Warrant through that date has been at a rate that is no less than the Minimum Rate (the “Periodic Mandatory Purchases”). Following delivery of the Put Notice

CUSIP No. 901773101	13D	Page 5 of 6 Pages

by the Issuer, CAPP’s failure to make the Initial Mandatory Purchase by the Put Date would be an “Event of Default”; and CAPP’s failure to make, when due, any Periodic Mandatory Purchase would be a breach of the Put Agreement, and if such breach is not timely cured by CAPP, such uncured breach would be deemed an Event of Default. Upon the occurrence of an Event of Default as described above, (i) CAPP’s right to purchase all shares of Common Stock remaining unpurchased under the First Warrant is converted into an obligation, accelerated and immediately due and (ii) the Second Warrant immediately terminates as to any shares of Common Stock remaining exercisable under the Second Warrant. In the event the Issuer invokes its right pursuant to the Put Notice to require CAPP to exercise the First Warrant, the purchase price per share of Common Stock thereunder is $0.775 per share. In the event that the Issuer converts and accelerates CAPP’s obligations to purchase the shares of Common Stock remaining unexercised under the First Warrant, CAPP has the right to surrender issued and outstanding shares of Common Stock to the Issuer to be credited towards CAPP’s obligations, with such surrendered shares valued at $0.76 per share of Common Stock.

The source of the funds for any future exercises of the Stock Option, the Series A Warrant and/or the Series B Warrant is anticipated to be CAPP’s working capital.

Item 4.  Purpose of Transaction

The shares of Common Stock beneficially owned by the Reporting Persons are held for investment purposes and each of the Reporting Persons intends to monitor its investment in the Issuer on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Each of the Reporting Persons may from time to time acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then beneficially owned by it, discuss the Issuer’s business, operations, or other affairs with the Issuer’s management, board of directors, stockholders or others, explore an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving the Issuer or take such other similar actions as such Reporting Person may deem appropriate. Notwithstanding the foregoing, the Reporting Persons do not have any present plan or proposal that relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.  Interest in Securities of Issuer

(a)	As of the filing date of the Schedule 13D, CAPP may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) 94,293,819 shares of Issuer Common Stock, or 36.6% of the class (using the principles of Rule 13d-3 under the Exchange Act to determine such percentage). Of such shares, 8,743,000 shares are purchasable pursuant to the Stock Option, 52,631,579 shares are issuable pursuant to the Series A Warrant, and 22,368,421 shares are issuable pursuant to the Series B Warrant.

Mr. Pastor beneficially owns 74.5% of CAPP and therefore controls CAPP, and therefore also beneficially owns 36.6% of the Issuer.

(b)	The Reporting Persons have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the shares beneficially owned by CAPP.

(c)	In addition to the transaction described in Item 3, CAPP sold 436,681 shares of Issuer Common Stock on November 13, 2014 at $2.29 per share in a private transaction.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Item 3 of this Statement is incorporated herein by reference.

Other than the Agreements described in Item 3 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between CAPP, Mr. Pastor, and any other person with respect to any securities of the Issuer.

Item 7.  Materials to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement
Exhibit 2	Stock Option, dated August 1, 2014, from respective holders of common stock of Twinlab Consolidated Holdings, Inc. to Capstone Financial Group, Inc.
Exhibit 3*	Series A Warrant, dated as of September 30, 2014, issued by Twinlab Consolidated Holdings, Inc. to Capstone Financial Group, Inc.
Exhibit 4*	Series B Warrant, dated as of September 30, 2014, issued by Twinlab Consolidated Holdings, Inc. to Capstone Financial Group, Inc.
Exhibit 5*	Common Stock Put Agreement, dated as of September 30, 2014, by and between Twinlab Consolidated Holdings, Inc. and Capstone Financial Group, Inc.
Exhibit 6*	Registration Rights Agreement, dated as of September 30, 2014, by and between Twinlab Consolidated Holdings, Inc. and Capstone Financial Group, Inc.
Exhibit 7**	Amendment No. 1 to Common Stock Put Agreement, dated December 15, 2014, by and between Twinlab Consolidated Holdings, Inc. and Capstone Financial Group, Inc.
*	Incorporated by reference to the Issuer’s Current Report on Form 8-K, as filed with the SEC on October 6, 2014.
**	Incorporated by reference to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 16, 2014.

CUSIP No. 901773101	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2014
Capstone Financial Group, Inc.

	By:	/s/ Darin R. Pastor
Darin R. Pastor, Chief Executive Officer

/s/ Darin R. Pastor
Darin R. Pastor, an individual